

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003994

February 8, 2005

Richard N. Grubb
Executive Vice President, Treasurer
and Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lincoln Highway
Malverne, PA 19355-2143

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2005

Re: Vishay Intertechnology, Inc.

Dear Mr. Grubb:

This is in regard to your letter dated February 4, 2005 concerning the shareholder proposal submitted by the New York City Employees Retirement System for inclusion in Vishay's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Vishay therefore withdraws its January 11, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,



Mark F. Vilardo
Special Counsel

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

103730



RICHARD N. GRUBB
Executive Vice President
Chief Financial Officer

January 11, 2005


SEC MAIL PROCESSING
RECEIVED
JAN 12 2005
179
WASH, D.C.
SECTION

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Vishay Intertechnology, Inc.

Gentlemen and Ladies:

Vishay Intertechnology, Inc., hereby submits, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter in response to a stockholder proposal submitted by the City of New York Office of the Comptroller as custodian of the New York City Employees Retirement System. The proponent of the proposal requests inclusion of the proposal in Vishay's proxy materials to be distributed in connection with Vishay's 2005 annual meeting of stockholders. For the reasons set forth in this letter, we request confirmation of the staff of the Division of Corporation Finance that it will not recommend enforcement action if Vishay omits the proposal from its proxy materials. Vishay intends to omit the proposal—

- pursuant to Rule 14a-8(i)(10), on the grounds that the proposal has been substantially implemented; and

- pursuant to Rule 14a-8(i)(7), on the grounds that the proposal relates to the ordinary business operations of Vishay.

In accordance with Rule 14a-(8)(j), we have enclosed six copies of this letter and its attachments, including the proponent's letter transmitting the proposal, and a copy of this letter is being mailed to the proponent of the proposal.

The Proposal and Factual Background

The proposal requests that Vishay review its facilities in Ciudad Juarez, Mexico to determine what security measures have been implemented with respect to the security of its employees and the adequacy and effectiveness of such measures and also to issue a report on its findings to Vishay stockholders by August 2005. In support of this proposal, the proponent describes reports and findings, unrelated to Vishay's operations, in which

Mexican women and girls working at industrial parks in the region have been kidnapped, beaten, sexually abused and murdered.

Vishay's Mexican subsidiary, Vishay Electronica Dale de Mexico ("Vishay Mexico"), operates three manufacturing facilities in Ciudad Juarez, Mexico. Two of the three facilities operate a night shift. Vishay is acutely focused on security for its employees, both on-site and in the course of their commute to and from the Vishay plants.

As part of the Vishay Mexico security program:

- Vishay has both staff and contract security guards protecting its facilities 24 hours a day, seven days a week.
- Employees are transported between the Vishay facilities in Juarez and centrally located pick-up and drop-off points by one or more carefully screened bus transportation vendors.
- Employees arrive at and depart from company premises inside a secure, fenced-in perimeter.
- Working with Vishay Mexico's human resources personnel, the transportation vendor attempts to locate the pick-up and drop-off points as close as practicable to the employees' places of residence.
- Night shift employees are transported directly to their places of residence.
- Bus drivers must do everything reasonably possible so that the last passenger on the bus is a male and not a female, and notify the plant coordinator immediately when this cannot be arranged.
- All drivers go through intensive background checks.
- Vishay Mexico will not engage transportation vendors who do not comply with these or equivalently protective policies and procedures.
- Vishay Mexico participates in BASC (the "Business Anti-Smuggling Coalition") and is in the process of participating in C-TPAT ("Customs-Trade Partnership Against Terrorism"). While these programs focus on narcotic and terrorist contraband, the required security audits of the facilities and hiring practices of Vishay Mexico under these programs focus management on security concerns in all sectors.
- Vishay Mexico conducts on-going safety enhancement programs through in-plant education and safety committees that, among other things, address safe travel to and from the Vishay facilities.

No security program can absolutely guarantee the safety of a company's employees. However, as a testament to the efficacy of Vishay Mexico's policies and procedures, to date Vishay Mexico has never had a single incident of criminal or terrorist elements inflicting bodily harm or the carrying out of an abduction on any of its employees.

Rule 14a-8(i)(10): Substantially Implemented

Rule 14a-8(i)(10) permits a registrant to omit a proposal that has been substantially implemented. As articulated in Securities Exchange Act Release 34-20091 (August 16, 1983), the "substantial implementation" criterion is intended to avoid a "formalistic application of this provision" that would result if the implementation was required to track the proposal in every particular. Rather, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991).

The proposal requests that Vishay determine what security measures have been implemented with respect to its Ciudad Juarez facilities and to issue a report on its findings to its stockholders. As set forth above, Vishay has instituted rigorous security practices and procedures with respect to its Ciudad Juarez facilities to assure the safety of its employees from criminal or terrorist assault. The safety practices and procedures are directed against both on-location threats and assaults that might be committed during the commute to and from the Ciudad Juarez facilities. In substance, therefore, Vishay complies with the issues and concerns raised by the proposal.

In Release 34-20091, the Commission stated that a stockholder proposal that is couched in terms of requiring a report to stockholders on a particular subject matter should be evaluated on the basis of the subject matter of the proposal. To require inclusion of a proposal whose subject matter was otherwise excludable because of the reporting element would be to "[raise] form over substance." Although this interpretive rule was articulated with respect to the ordinary business exclusion (now Rule 14a-8(i)(7)), its logic is equally applicable to the exclusion for substantial implementation.

The staff has provided no-action assurances in analogous circumstances. In Talbots Inc. (April 5, 2002), the staff agreed with the exclusion of a proposal where the proponent requested that registrant establish a code of corporate conduct based upon specified workplace human rights standards, and the registrant had already established and implemented global standards and a code of conduct for suppliers on workplace conditions and labor practices. See also, e.g., The Gap, Inc. (March 16, 2001) (no-action relief granted where proponent requested that the board prepare a report on the child labor practices of suppliers excludable where, among other things, registrant had implemented a code of vendor conduct addressing child labor practices and related monitoring programs).

Accordingly, Vishay submits that it has substantially implemented the proposal, and the proposal may therefore be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(7): Ordinary Business Operations

Rule 14a-8)(i)(7) permits a registrant to exclude a proposal related to the conduct of the ordinary business operations of a company. As explained by the Commission in Securities Exchange Act Release 34-40018 (May 21, 1998), "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The security of company employees while on premises or traveling to and from the workplace clearly falls within the rubric of ordinary business conduct and management responsibility. Certainly in the post 9/11 world, security is as much a part of the business routine as strategic planning or product development. Vishay also submits that providing for the security of employees does not raise significant social policy issues. Protecting workers from criminal or terrorist assault on their commute is not a social matter, but rather a part of the ordinary scope of sound business operations.

While deplorable, the fact that employees of other multinational corporations may have suffered from the assaults referred to in the proposal is not relevant to the analysis. For example, in Costco Wholesale Corporation (September 23, 2003), the staff agreed that a registrant need not submit to stockholders a proposal regarding the adoption of a code of ethics addressing bribery and corruption because it related to ordinary business. There, the proponents had argued that the proposal was appropriate for stockholder consideration because the registrant did business in Mexico, and that country was known to have problems with corruption. The registrant observed that, while it did operate in Mexico, it had never had a problem in this area. Similarly, while other firms may have had security breaches in Mexico, Vishay has had none. It would be unwarranted to use the unfortunate experiences of other companies to impose a proposal relating to ordinary course business conduct upon Vishay.

As noted above from Release 34-20091, couching the proposal in the form of a request for a report does not cure its infirmities under Rule 14a-8(i)(7).

Accordingly, Vishay submits that the proposal relates to ordinary business matters and may therefore be excluded under Rule 14a-8(i)(7).

Conclusion

Based on this analysis, we respectfully request the staff's concurrence that the proposal may be omitted from Vishay's 2005 annual proxy statement.

Should the staff have any questions or comments regarding the matters discussed in this letter, please call me at 610-644-1300 or Abbe Dienstag of our counsel, Kramer Levin Naftalis & Frankel LLP, at 212-715-9100. If the staff does not agree with our analysis, we would appreciate the opportunity to discuss the issue with the staff before it formally issues its Rule 14a-8 response.

Very truly yours,



Richard N. Grubb
Executive Vice President, Treasurer,
and Chief Financial Officer

cc: Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP

City of New York Office of the Comptroller



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 1, 2004

Mr. William J. Spires
Vice President and Secretary
Vishay Intertechnology, Inc.
63 Lincoln Highway
Malverne, PA 19355

Dear Mr. Spires:

The New York City Comptroller's Office is the custodian of the New York City Employees Retirement System, ("the system"). The system's board of trustees has authorized us to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank and the Bank of New York certifying the system's ownership, for over a year, of 211,781 shares of Vishay Intertechnology, Inc. stock, are enclosed. The system intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at 212-669-2651, if you have any further questions on this matter.

Sincerely,

Patrick Doherty

enclosures
PD : po

Submitted by William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the New York City Pension Funds.

WHEREAS in August 2003, Amnesty International reported that approximately 370 women and girls have been murdered, and 500 more are missing, in Ciudad Juarez and Chihuahua, Mexico since 1993;

WHEREAS many of the victims were held captive for several days and subjected to humiliation, torture and the most horrific sexual violence before being strangled or beaten to death;

WHEREAS on June 24, 2004, U.S. Senators Jeff Bingaman (D-NM), Kay Bailey Hutchison (R-TX), and Mary Landrieu (D-LA) introduced a bi-partisan Senate resolution condemning the murders;

WHEREAS many of the victims from remote areas traveled by bus, and sometimes walked alone across unlit waste ground and streets, to and from work at assembly plants in Ciudad Juarez;

WHEREAS Amnesty International reported that the profitability of the maquiladora industry—assembly plants established by multinational companies for export products--is largely derived from the hiring of cheap labor, mostly female workers;

WHEREAS a 2002 report of the Special Rapporteur of the Inter-American Commission on Human Rights found that the response of the Mexican State to the killings was and remained seriously deficient; and that the situation raised concerns about security in and around the industrial parks where the maquilas are located, and about the many workers who travel significant distances late at night to work their shifts;

WHEREAS the Special Rapporteur stated that the Mexican State bears responsibility for ensuring that the maquilas are meeting their duties under law to their workers and investing in measures to support the workers and communities that serve them;

WHEREAS many U.S. companies with facilities in Ciudad Juarez have informed the Comptroller of the City of New York that they have taken measures to protect workers, such as providing private bus transportation to and from work, requiring government background checks on all bus drivers, securing and monitoring access to plants, and providing security awareness training programs and self-defense courses for female workers;

WHEREAS Vishay Intertechnology, Inc. operates facilities in Ciudad Juarez;

THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors to direct management to review the company's facilities in Ciudad Juarez to determine what security measures are been implemented, with respect to the security of its employees and the adequacy and effectiveness of the measures; and to issue a report on its findings to the shareholders by August 2005.

Statement in Support

The magnitude of the murders of women and girls in Ciudad Juarez, Mexico, is an international humanitarian crisis. The Inter-American Commission on Human Rights, the United Nations, Amnesty International, the U.S. Congress, and concerned organizations and communities are calling for justice and the cessation of the murders. In our opinion, responsible business practice requires that multinational companies with facilities in Ciudad Juarez provide effective security to protect the safety of their female workers.

Accordingly, we urge that you vote FOR the proposal.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 30, 2004

To Whom It May Concern

Re: VISHAY INTERTECHNOLOGY INC COM CUSIP #: 928298108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Employee Retirement Systems.

New York City Employee Retirement Systems 211,781

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 30, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

176,881 shares of **VISHAY INTERTECHNOLOGY, INC.**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President



February 4, 2005

BY FACSIMILE

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Vishay Intertechnology, Inc.: Withdrawal of No-Action Request dated January 11, 2005

Gentlemen and Ladies:

On January 11, 2005, Vishay Intertechnology, Inc. ("Vishay") submitted a no-action request ("No-Action Request") to the Division of Corporation Finance of the Securities and Exchange Commission stating that Vishay intended to omit from its proxy solicitation materials for its 2005 Annual Meeting of Shareholders a proposal (the "Proposal") submitted by the City of New York Office of the Comptroller as custodian of the New York City Employment Retirement System (the "Proponent"). The Proponent has since notified us that it has withdrawn its Proposal. A copy of the letter from the Proponent withdrawing its Proposal is attached hereto as Exhibit A. Accordingly, Vishay withdraws the No-Action Request at this time.

Should the staff have any questions or comments regarding the matters discussed in this letter, please call me at 610-644-1300 or Abbe Dienstag of our counsel, Kramer Levin Naftalis & Frankel LLP, at 212-715-9100.

Very truly yours,



Richard N. Grubb
Executive Vice President, Treasurer,
and Chief Financial Officer

cc: Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP

City of New York Office of the Comptroller



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 26, 2005

Mr. Richard N. Grubb
Executive Vice President and Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lincoln Highway
Malverne, PA 19355

Dear Mr. Grubb:

On the basis of the information contained in your letter of January, 11,2005 to the Division of Corporate Finance of the Securities and Exchange Commission ,we withdraw the resolution that our office submitted to your corporation on behalf of the New York City pension funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 26, 2005

Mr. Richard N. Grubb
Executive Vice President and Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lincoln Highway
Malverne, PA 19355

Dear Mr. Grubb:

On the basis of the information contained in your letter of January, 11,2005 to the Division of Corporate Finance of the Securities and Exchange Commission ,we withdraw the resolution that our office submitted to your corporation on behalf of the New York City pension funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management